Exhibit 99.1

Invitel Holdings A/S Announces Results of July 28, 2009 Shareholders Meeting and August 6, 2009 Investor Call

NEW YORK--(BUSINESS WIRE)--July 29, 2009--Invitel Holdings A/S (NYSE AMEX: IHO) announced today that over 69% of its outstanding shares were represented by proxy or in person at its July 28, 2009 shareholders meeting. Each of the director nominees were elected with over 99% of the votes cast. The Invitel Holdings directors for the 2009 to 2010 board term are Ole Steen Andersen, Robert R. Dogonowski, Peter Feiner, Morten Bull Nielsen, Jens Due Olsen, Carsten Dyrup Revsbech, and Henrik Scheinemann.

CONFERENCE CALL

On Thursday, August 6, 2009 (at 14:00 UK time, 15:00 CET, 9:00 AM ET) the CEO and CFO of Invitel Holdings will host a conference call to discuss Invitel Holdings’ 2nd quarter and semi-annual 2009 financial results. You can participate in the conference call by dialling 800-224-62666 (UK toll free), +1-201-689-8567 (International) or +1-877-407-0782 (U.S. toll free) and referencing “Invitel Holdings”.

A webcast of the call and the presentation materials will be available on the Invitel Holdings web site at www.invitel.hu under “Investor Relations”. The webcast will be archived for 30 days.

In addition, a replay of the call will be available two hours after the call has ended and through August 20, 2009. To access the replay of the call, please dial +1-877-660-6853 (U.S. toll free) or internationally dial +1-201-612-7415 and enter the account (286) followed by the replay access code (327779).

A copy of the presentation materials will also be filed with the U.S. Securities and Exchange Commission prior to the call.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

CONTACT:
Invitel Holdings A/S
Hungary:
Robert Bowker, (011) 361-801-1374
Chief Financial Officer
U.S.:
Peter T. Noone, 206-654-0204
General Counsel